UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment Number 1)

MyEcheck, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

62847 L 10 0

 (CUSIP Number)

Edward Starrs
MyEcheck, Inc.
1190 Suncast Lane Suite 5
El Dorado Hills, CA   95762
(916) 939 - 3241

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2009

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 62847 L 10 0

1.  NAME OF REPORTING PERSON

Edward Starrs

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☐

(b)  ☐

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

PF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

The Reporting Person is a Canadian citizen.

NUMBER OF	7. SOLE VOTING POWER
SHARES
BENEFICIALLY	28,958,751 Shares
OWNED BY
EACH
REPORTING	8. SHARED VOTING POWER
PERSON WITH
-0- Shares

9. SOLE DISPOSITIVE POWER

28,958,751 Shares

10. Shared Dispositive Power

-0- Shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,958,751   Shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

41.41%

14. TYPE OF REPORTING PERSON

IN

CUSIP No. 62847 L 10 0	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This filing relates to the Shares of the Issuer, to wit, Common Stock, par value $0.001 per share, of MyEcheck, Inc.

The Issuer’s principal place of business is located at

MyEcheck, Inc.
1190 Suncast Lane
Suite 5
El Dorado Hills, California   95762

Item 2. Identity and Background.

(a)           Name

Edward Starrs

(b)           Business Address

c/o MyEcheck, Inc.
1190 Suncast Lane
Suite 5
El Dorado Hills, California 95762

(c)           Occupation, etc

Chief Executive Officer
MyEcheck, Inc.
1190 Suncast Lane
Suite 5
El Dorado Hills, California 95762

(d)           Criminal convictions, etc.

None

(e)           Securities violations, etc.

None

(f)           Citizenship

The Reporting Person is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person paid a total of $65.00 for shares of the entity which was merged into the Issuer, which merger resulted in him being issued the 31,161,251Shares of the Issuer as disclosed above.

Item 4. Purpose of Transaction.

The Reporting Person acquired his Shares of Common Stock of the Issuer for the purpose of increasing the business prospects of the entity which merged into the Issuer.

Except as described in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in response to clauses (a) through (i) of the instructions to Item 4 of Schedule 13D.

The Reporting Person intends to review his investment in the Issuer on a continuing basis, and, should an opportunity arise which would appear to have the potential to improve the Issuer’s financial position and industry standing while increasing and maximizing shareholder value in the Issuer, and depending upon investment and business combination opportunities available to Issuer, price levels of the shares of Common Stock, and conditions in the securities markets and the economy in general, the Reporting Person may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by him, or take any other actions with respect to his investment in the Issuer permitted by law, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As at May 5, 2009, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Starrs was 28,958,751 or 41.41%.

(b)           Mr. Mr. Starrs has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 31,161,251or common shares of the Issuer.

(c)           Other than as described in Item 3 above, Mr. Mr. Starrs has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)           N/A

(e)           N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As the result of a merger which became effective on March 14, 2008 (the “Merger”), evidenced by a certain Agreement and Plan of Merger dated as of February 4, 2008 (the “Merger Agreement”) between the Issuer, a Nevada corporation (which was the Surviving Corporation), and a privately-held Delaware corporation then also known as MyEcheck, Inc. (which was the Disappearing Corporation), the Reporting Person received 31,161,251 shares of the Issuer’s Common Stock.

A copy of the Merger Agreement was attached to the Reporting Person’s original Schedule 13 D and was incorporated by reference therein.

The Reporting Person is an officer (CEO) and a Director of the Issuer, and he has an employment agreement with the Issuer. A copy of his Employment Agreement was attached to the Reporting Person’s original Schedule 13 D and was incorporated by reference therein.

These matter were previously disclosed in Forms 10-K and 8 filed by the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2009

/s/ Edward Starss

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).